UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             HOME FINANCIAL BANCORP
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   43708T 10 1
                                 (CUSIP Number)


   Frank R. Stewart                                       Copy to:
Home Financial Bancorp                             Claudia V. Swhier, Esq.
     P.O. Box 187                                    Barnes & Thornburg
279 East Morgan Street                              11 S. Meridian Street
Spencer, Indiana 47460                           Indianapolis, Indiana 46204
    (812) 829-2095                                     (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 43708T 10 1                                          Page 2 of 6 Pages
-----------------------                                      -------------------


1          NAME OF REPORTING PERSON                             Frank R. Stewart
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS                                              PF

5          CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

--------------------------------------------------------------------------------
       NUMBER OF        7          SOLE VOTING POWER                12,128*
        SHARES         ---------------------------------------------------------
     BENEFICIALLY       8          SHARED VOTING POWER              85,138
       OWNED BY        ---------------------------------------------------------
         EACH           9          SOLE DISPOSITIVE POWER           10,000*
       REPORTING       ---------------------------------------------------------
        PERSON         10          SHARED DISPOSITIVE POWER)        85,138
         WITH          ---------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             97,266
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             10.8%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------

         * Reporting Person beneficially owns 2,128 shares held under the Home Financial Bancorp Employee Stock Ownership Plan (the "ESOP") over which Reporting Person has sole voting power but no dispositive power.

                                     2 of 6

ITEM 1.           SECURITY AND ISSUER.

         Title of Security:         Common Stock, No Par Value

         Issuer:                    Home Financial Bancorp
                                    279 East Morgan Street
                                    Spencer, Indiana 47460

ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Frank R. Stewart

         (b)      279 East Morgan Street
                  Spencer, Indiana  47460

         (c)      President, BSF, Inc.
                  279 East Morgan Street
                  Spencer, Indiana  47460

         (d)      no

         (e)      no

         (f)      United States of America

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 23, 1996, Frank R. Stewart purchased 2,000 shares of Home Financial Bancorp for $12.50 per share. On November 6, 1996, and November 25, 1996, Mr. Stewart purchased 5,000 and 2,000 shares of Home Financial Bancorp, respectively, for $13 per share. On February 18, 1997, Mr. Stewart purchased 5,500 shares of Home Financial Bancorp for $14.50 per share. On February 28, 1997, Mr. Stewart purchased 2,000 shares of Home Financial Bancorp for $14.75 per share. Each purchase was funded by personal funds held by Mr. Stewart.

         On January 6, 1998, Home Financial Bancorp shares were split 2-for-1, resulting in the acquisition by Mr. Stewart of 42,000 additional shares.

         On January 8, 1998, Mr. Stewart received a distribution of 1,138 shares pursuant to the Owen Community Bank, s.b. Recognition and Retention Plan and Trust. Mr. Stewart also has options to purchase 10,000 shares of Home Financial Bancorp, and 2,128 shares of Home Financial Bancorp under the Home Financial Bancorp Employee Stock Ownership Plan.

                                     3 of 6

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Stewart's acquisitions were made for investment purposes, and Mr. Stewart intends to hold all shares of Common Stock for investment and does not have any current plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its wholly-owned subsidiary;

                  (c) a sale or transfer of a material amount of assets of the Issuer or its wholly- owned subsidiary;

                  (d) any other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) any other changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; as amended; or

                  (j) any action similar to any of those enumerated above.


                                                      4 of 6

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Frank R. Stewart beneficially owns 97,266 shares, or 10.8% of the outstanding shares of Common Stock of Home Financial Bancorp, which includes 10,000 shares subject to option.


         (b)      Sole Voting Power:                          12,128*
                  Shared Voting Power:                        85,138
                  Sole Dispositive Power:                     10,000*
                  Shared Dispositive Power:                   85,138

         (c)      None

         (d)      N/A

         (e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  N/A

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  N/A

         * Reporting Person beneficially owns 2,128 shares held under the Home Financial Bancorp Employee Stock Ownership Plan (the "ESOP") over which Reporting Person has sole voting power but no dispositive power.


                                                      5 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 17, 1999



                                                     /s/ Frank R. Stewart
                                                     Frank R. Stewart